UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2026

Li Hsien Wong
Chief Executive Officer
OFA Group
609 Deep Valley Drive , Suite 200
Rolling Hills , CA 90274

Re: OFA Group
Registration Statement on Form S-1
Filed June 10, 2026
File No. 333-296654

Dear Li Hsien Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services